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File No. 040981-0037

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Attention:	Russell Mancuso, Esq., Legal Branch Chief Mary Beth Breslin, Esq., Senior Attorney Ruairi Regan, Esq. Brian Cascio, Accounting Branch Chief Jong Hwang

Re:	Avago Technologies Limited Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 1, 2008 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 2, four of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received from the Staff of the Commission (the “Staff”) by facsimile on October 18, 2008 and December 8, 2008. The Company previously submitted a separate letter responding to the Staff’s October 18, 2008 comment letter on November 10, 2008. For ease of review, we have set forth below each of the numbered comments of the Staff’s December 8, 2008 letter and the Company’s responses thereto. This letter also includes a supplemental response to comment 18 of the Staff’s original comment letter dated September 17, 2008.

As we have previously discussed with the Staff, the Company deferred active pursuit of its initial public offering in December 2008 due to the exceptionally weak market conditions. The Company has been advised by its underwriters that market conditions have recently improved significantly and a market window exists to complete this proposed offering. Thus, the Company would be very appreciative of the Staff’s assistance in clearing this filing to permit the Company to move forward with this proposed initial public offering as expeditiously as possible.

July 2, 2009

Staff Letter dated December 8, 2008:

Prior Comments 2,5,6 and 11-13

1.	We may have further comment after you amend your registration statement as you mention in your responses to prior comments 2, 5, 6, 12 and 13.

Response: The Company has given effect to these prior comments in Amendment No. 2 as more specifically provided below:

In response to prior comment 2, the Company has included on pages 11, 48 and F-57 of Amendment No. 2 the disclosure provided in the Company’s response letter dated November 10, 2008 designed to clarify that the earn-out payment was based solely on the post-closing performance of the acquired business in the hands of the buyer, and thus was appropriate for recording as income from discontinued operations.

In response to prior comment 5, the Company has disclosed specific reasons for the applicable increase or decrease in net revenues for the periods presented and discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

In response to prior comment 6, the Company has disclosed on page 77 of Amendment No. 2 specific reasons for the applicable increase or decrease in inventory days on hand for periods presented and discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

In response to prior comment 12, the Company has modified the disclosure on page 118 of Amendment No. 2 to include the 3% contribution to the Malaysian Employee Provident Fund in the “all other compensation” column of the Summary Compensation Table.

In response to prior comment 13, the Company has included on pages 180 and 185 of Amendment No. 2 the disclosure provided in the Company’s response letter dated November 10, 2008 describing the circumstances in which stamp taxes may be required to be paid by a shareholder of the Company.

Industry overview, page 76

2.	We note your response to prior comment 7. If your disclosure is not intended to represent the market size for your products, please remove any implication to the contrary and clarify the purpose of your disclosure.

Response: The Company has modified the disclosure on page 84 of Amendment No. 2 to make clear that it competes in only a portion of the total analog semiconductor market and, accordingly, the statistics regarding the entire analog semiconductor market are not necessarily indicative of the growth characteristics of the sub-markets for analog products in which the Company competes.

July 2, 2009

Business, page 80

3.	Your response to prior comment 8 regarding the materiality of the agreements appears to be inconsistent with your related risk factor on page 16. Also, it is unclear why your materiality analysis focuses on the portion of your revenue affected by the agreements, rather than the portion of your income. Therefore, we reissue the comment.

Response: In light of the Staff’s comment, Avago reconsidered the bases for its responses to the Staff’s prior comments 8 and 24. The Company continues to believe that the filing of the tax incentives is not required under Item 601 and its disclosure is adequate for the reasons set forth below.

This response discusses:

•	The Company’s response to the Staff’s comments regarding risk factor disclosure;

•	The Company’s analysis of Item 601(b), including a broad survey of precedent involving comparable facts and the ordinary course nature of tax incentive arrangements;

•	The Company’s analysis regarding the applicability of Rule 12b-21, including that filing the tax incentives would be inconsistent with Singapore law [ **** ]; and

•	The Company’s analysis that no tax incentive certificate granted by the Government of Singapore to the Company is individually material.

Risk Factor Inference

After full consideration, the Company has concluded that its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Costs and Expenses – Provision for Income Taxes,” is appropriate disclosure of the tax incentive arrangements and has therefore removed the risk factor from Amendment No. 2. The disclosure in MD&A provides a general description of the incentives and expressly specifies the aggregate dollar amount of the benefit from all of the incentive certificates held by the Company in Singapore. The Company believes that MD&A is the appropriate location for disclosure regarding ordinary course activities, such as are represented by the tax incentive certificates. In making the determination that a risk factor was not required, the Company also considered modifications to several of the tax incentive certificates granted by the Economic Development Board (“EDB”) of the Government of Singapore in 2009 which made the grants more flexible and the compliance obligations of the grants easier for the Company to achieve.

Item 601(b) Analysis

The Company respectfully submits that Item 601 of Regulation S-K does not require a filing of the Company’s application for tax incentives from the Singapore government or the related documents granting those incentives. Paragraph (b)(10) of Item 601 requires the filing of “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or

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July 2, 2009

report…” The Company does not believe an application for tax exemption and a sovereign tax authority’s granting of such an application has been viewed by either issuers or the Commission as a “contract” as that term is used in paragraph (b)(10) of Item 601 based in part on the wealth of precedent in which no such filing has been made.

Precedent Filings with the Commission

In coming to this conclusion, we have on several occasions, most recently during the week of June 22, 2009, conducted extensive database searches of exhibits filed with the Commission under Item 601 in connection with registration statements or periodic reports. The search protocols have included, among other steps, a search of Forms S-1, S-3, F-1, F-3, 10-K and 20-F on EDGAR using the following search techniques:

•

We searched for the word “tax” in proximity to “holiday,” “concession,” “incentive” or “pioneer” tax status and in proximity to “Singapore” (in each case, within 200 words), and also added a free text search for “Economic Development Board” and “EDB.” We identified seven companies[1] that specifically mention the Economic Development Board of Singapore or EDB and, in some cases, descriptions of the tax holidays. None of those companies has filed the tax arrangements as exhibits.

•

With regard to the immediately preceding search, we also identified an additional 12 companies[2] which otherwise described some sort of arrangement or grant from the Singapore government of tax holidays (without specifically mentioning the EDB). Of these total 19 companies that came up in the “Singapore”-based search, nine of them also mentioned tax incentives granted by other governments, including India, Ireland, Korea, Malaysia, Philippines, Puerto Rico, Switzerland and Taiwan. None of those companies has filed the tax arrangements as exhibits.

[1]

See Amkor Technology, Inc. Annual Report on Form 10-K filed February 24, 2009 (File No. 000-29472), Faro Technologies, Inc. Annual Report on Form 10-K filed February 27, 2009 (File No. 000-23081), Harris Stratex Networks, Inc. Annual Report on Form 10-K filed September 25, 2008 (File No. 001-33278), Integrated Device Technology, Inc. Annual Report on Form 10-K filed May 20, 2009 (File No. 000-12695), Marvell Technology Group Ltd. Annual Report on Form 10-K filed April 1, 2009 (File No. 000-30877), STATS ChipPAC Ltd. Annual Report on Form 20-F filed March 9, 2009 (File No. 000-29103) and Verigy Ltd. Annual Report on Form 10-K filed December 19, 2008 (File No. 000-52038) and Registration Statement on Form S-1 (Registration No. 333-132291).

[2]

See Advanced Semiconductor Engineering, Inc. Annual Report on Form 20-F filed June 24, 2009 (File No. 001-16125), Agilent Technologies, Inc. Annual Report on Form 10-K filed December 19, 2008 (File No. 001-15405), Broadcom Corporation Annual Report on Form 10-K filed February 24, 2009 (File No. 000-23993), Chartered Semiconductor Manufacturing Ltd. Annual Report on Form 20-F filed February 27, 2009 (File No. 000-27811) , Cymer, Inc. Annual Report on Form 10-K filed February 27, 2009 (File No. 000-21321), Flextronics International Ltd. Annual Report on Form 10-K filed May 20, 2009 (File No. 000-23354), FormFactor, Inc. Annual Report on Form 10-K filed February 27, 2009 (File No. 000-50307), Perot Systems Corporation Annual Report on Form 10-K filed February 25, 2009 (File No. 001-14773), Pfizer, Inc. Annual Report on Form 10-K filed February 27, 2009 (File No. 001-03619), STMicroelectronics NV Annual Report on Form 20-F filed May 13, 2009 (File No. 001-13546), VeriFone Holdings, Inc. Annual Report on Form 10-K filed January 14, 2009 (File No. 001-32465) and Volterra Semiconductor Corporation Annual Report on Form 10-K filed March 4, 2009 (File No. 000-50857).

July 2, 2009

•

For other countries, we searched for “tax” in proximity to “holiday,” “concession” or “incentive” (within five words). This broader technique resulted in a large number of search results. In a number of instances the disclosure made reference to tax holidays being specifically granted by a government, including by the governments of Bermuda, Cayman Islands, China, Costa Rica, Czech Republic, El Salvador, India, Ireland, Israel, Korea, Macau, Malaysia, Philippines, Puerto Rico, Singapore, Switzerland, Taiwan and Thailand. In none of those instances was the tax arrangement filed as an exhibit.

The results of the searches summarized above have not produced any instance of an exhibit filing under

Item 601(b)(10) relating to tax arrangements, incentives or concessions with foreign sovereigns. The searches only found one similar document on file with the Commission, that being an arrangement with the tax authority of the Cayman Islands filed under Item 8.3 That arrangement is, however, entirely distinguishable because it related in part to the taxation of the shareholders of that registrant (as such), thereby explaining the filing under Item 8. We spoke directly with counsel for the Cayman Islands issuer in question, and they confirmed their analysis that the filing was in response to Item 8 as involving the investors directly, not Item 601(b)(10). All of the other arrangements located in our research consist solely of tax incentives benefiting the corporate issuer and having no direct bearing on the stockholders.

Comparable Transaction

More particularly in respect of Singapore, the Company’s experience and belief is that most technology companies incorporated in Singapore or with substantial operations there benefit from one or more tax incentive certificates of the general character that Avago has been granted. This conclusion is borne out by the list of companies identified above which have disclosed in their reports or registration statements filed with the Commission that they hold tax incentive certificates granted by the Government of Singapore.

During the course of the preparation of its registration statement, Avago identified a registration statement on Form S-1 (File No. 333-132291) initially filed on March 9, 2006 by Verigy Ltd., a public limited company formed under the laws of the Republic of Singapore (“Verigy”). The Verigy filing raised exactly the same issue as presented here regarding the appropriate disclosure of tax incentives granted to a Singapore public limited company by the Government of Singapore. That filing was reviewed by the Staff in the same branch of the Division of Corporation Finance as is reviewing this filing by the Company.

Verigy manufactures semiconductor test equipment and, like the Company, was formerly a division of Agilent Technologies, Inc. (“Agilent”). The purpose of the Verigy IPO was to separate Verigy from Agilent through the IPO and a related spin-off of ordinary shares to Agilent stockholders. The Company was formerly the semiconductor products division of Agilent and was spun-out in 2005 in a sale to a consortium of investors. The structure of both the Avago and Verigy transactions was virtually identical:

[3]

See “Undertaking by the Cayman Islands government as to tax concessions,” filed as Exhibit 8.3 to the Yingli Green Energy Holding Company Limited Registration Statement on Form F-1/A filed May 22, 2007 (Registration No. 333-142851).

July 2, 2009

•	the assets of the operating units of each of the two companies are owned by companies formed under the laws of the Republic of Singapore;

•	both businesses conduct the majority of their operations in Asia; and

•	both businesses applied for and obtained tax incentives from agencies of the Government of Singapore.

Based on correspondence that is publicly available, by letter from the Staff to Verigy dated June 7, 2006, the Staff issued a comment requesting that Verigy file its tax agreement with Singapore as an exhibit to the registration statement. This comment was reissued by the Staff on June 9, 2006. By letter dated June 12, 2006, Simpson Thacher & Bartlett LLP, counsel to Verigy, provided a comprehensive response to the Staff’s comment. This response was, as to substance, identical to the response Avago provided in the October 1, 2008 response letter to the Staff because the underlying factual and legal concerns are identical. In drafting our October 1, 2008 response, our November 10, 2008 response and this response, we were able to replicate the research that Simpson Thacher & Bartlett LLP asserted that it had conducted on behalf of Verigy in its June 12, 2006 letter. Specifically, we could not identify any example in which a tax incentive grant had been filed with the Commission under Item 10 of Item 601 under Regulation S-K, the same conclusion that Simpson Thacher cited in the June 12, 2006 Verigy letter. Simpson Thacher noted in its June 12, 2006 response, and we have confirmed through our own independent research, that many companies refer to such arrangements in their disclosure.

Ordinary Course of Business

We reviewed the final Commission releases related to Item 601 and the Staff’s Compliance & Disclosure Interpretations of Regulation S-K, which discusses Item 601 in Sections 146 and 246. None of these interpretive materials discussed an application of Item 601 to tax arrangements, incentives, concessions or other similar arrangements between a registrant and a foreign sovereign government.

Avago respectfully submits that even if paragraph (b)(10) were to be viewed as encompassing tax incentive documentation as a “contract,” a filing would not be required. Assuming arguendo that an award of a tax incentive, like those awarded to the Company, is viewed as a contract, it is the kind of arrangement that the registrant would enter into in the ordinary course of its business. Avago is multi-national in its operations and as such it is a taxpayer in a large number of jurisdictions. In the ordinary course of business, multinational entities apply for and receive incentives and understandings with local tax authorities regarding the basis on which they will pay taxes in the jurisdictions in which they operate. Paragraph (b)(10)(ii) of Item 601 provides “if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls into one or more of the [specified] categories.” The categories specified in that subparagraph do not include applications for tax exemptions or the documents granting such exemptions. Item 601(b)(10)(ii)(B) pertains to contracts upon which a registrant’s business is “substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the registrant’s business depends to a material extent.” Avago respectfully submits that subparagraph (B) is focused on commercial arrangements on which the Company’s business is materially dependent rather than tax concessions like those granted to Avago by the Government of Singapore.

July 2, 2009

Conflict with Singapore Law

Even if the filing of the tax incentives as an exhibit to the registration statement could be viewed as required under Item 601, the Company respectfully submits that tax incentives fall within Rule 12b-21 under the Securities Exchange Act of 1934 as information that is unavailable without unreasonable effort or expense. By the express terms of the tax incentive certificates, the terms and conditions of the incentives granted by the Government of Singapore to the Company are to be kept confidential. [ **** ].

[ **** ]. The Government of Singapore does not, as a policy matter, want this information available in the market generally. In the experience of the Company and its advisers, this is a standard position of foreign sovereigns under circumstances such as this. Consistent with the Company’s understanding, we found no tax incentive arrangements filed under Item 10 of Item 601 of Regulation S-K despite the widespread use of these programs in many foreign countries.

[ **** ].

For these reasons, the Company cannot comply with both its tax incentive certificates granted by the Government of Singapore and the Staff’s request, and respectfully submits that Rule 12b-21 applies.

No Individual Tax Incentive is Material

The Company is the beneficiary of four separate categories of tax incentives granted to it by the EDB and the Monetary Authority of Singapore (“MAS”), each agencies of the Government of Singapore. These incentives were granted in response to four individual applications made to EDB and MAS under economic development programs maintained by them. Each of these four individual incentives is separate from and distinct of the others, and may be granted, withheld, extended, modified, truncated, terminated, complied with or breached independently without any affect on the other three incentives. As disclosed in the Registration Statement (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Costs and Expenses – Provision for Income Taxes”), the aggregate benefit from all of the incentives for the fiscal years ended November 2, 2008, October 31, 2007 and October 31, 2006 was $24 million, $19 million, and $19 million, representing 1.41 percent, 1.24 percent and 1.36 percent of revenues, respectively. However, no single category of incentives granted represented a benefit of more than $18 million for the fiscal year ended November 2, 2008, $12 million for the fiscal year ended October 31, 2007 or $8 million for the fiscal year ended October 31, 2006, or 1.06 percent, 0.79 percent and 0.57 percent, respectively, of revenues.

The Company has analyzed materiality relative to revenue because the benefit of the tax incentive has proven not to be correlated with reported consolidated operating income or pre-tax income. For the fiscal years ended November 2, 2008, October 31, 2007 and October 31, 2006, consolidated income (loss) from operations was $160 million, $(105) million and $(94) million, respectively, and consolidated income (loss) from continuing operations before income taxes was $60 million, $(212) million, and $(225) million, respectively. As indicated, pre-tax income

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July 2, 2009

varied in a range of $285 million, from a large loss to a small profit, over the same time period that the benefit of the Singapore tax incentives, in the aggregate, was relatively stable ranging from $19 million to $24 million. The lack of correlation with consolidated operating income and pretax income is not surprising because the tax incentives granted by the Government of Singapore relate solely to income recognized in Singapore, and Avago’s activities in Singapore are but one element of a comprehensive world-wide tax and operational strategy.

Qualitatively, Avago has a complicated tax structure of which the Singapore incentives are but one element. The aggregate amount of the Singapore tax benefits (versus statutory taxation) has been disclosed to investors, as has the fact that the incentives are long-term in nature. The magnitude of the annual tax benefits have never turned a loss into a profit or in any way obscured the operating activities of Avago on a consolidated basis. The existence of the tax benefits is fully disclosed. It is not practical to provide further information to investors that would be useful to them because the underlying value of the tax benefits for a given period is a function of relatively granular financial and operating metrics that are not required to be disclosed in financial statements, such as the level of inter-company royalty payments, the level of manufacturing activities at specific factories and similar matters.

Accordingly, the Company respectfully submits that even if a tax incentive granted by a foreign sovereign government under its taxing scheme is a contract which must be analyzed for possible filing under Item 601(b)(10) of Regulation S-K, none of the incentives granted to the Company is individually material and therefore no filing is required.

Conclusion

Based on the foregoing, Avago respectfully submits that: (1) filing of the tax incentives is not required under Item 601(b) of Regulation S-K, a conclusion which is supported by the lack of any other precedent, including the substantially identical Verigy filing, in which exhibit filings have been required by the Staff; (2) even assuming arguendo that the tax incentives are material, the Company is not required to provide more disclosure or file the underlying arrangements as exhibits as a result of Rule 12b-21 due to the long-standing position of the Government of Singapore that the terms and conditions of the tax incentives remain confidential [ **** ]; and (3) even assuming arguendo that the tax incentives are the type of arrangements that are subject to being filed as exhibits to a registration, no tax incentive granted to Avago is individually material from a quantitative or qualitative perspective. For these reasons, Avago respectfully submits that no further disclosure or exhibit filing is necessary or appropriate. Both counsel to the Company and counsel to the underwriters concur with this determination.

Business, page 80

4.	We note your response to prior comment 9 that you undertake to file the agreement with your next amendment to the registration statement. Please note that we may have additional comments after we have had the opportunity to review the agreement.

Response: The Arrow Distribution Agreement referenced in prior comment 9 has been filed as Exhibit 4.49 to Avago Technologies Finance Pte Ltd’s (“Avago Finance”) Annual Report on Form 20-F filed with the Commission on December 17, 2008. Simultaneously with the Form 20-F filing, Avago Finance submitted to the Commission a confidential treatment request (a “CTR”) to provide for the confidential treatment of certain terms of the Arrow Distribution Agreement. We confirmed that this CTR had been cleared in a telephone conversation with the Staff on June 30, 2009. The Company incorporated the Arrow Distribution Agreement by reference into Amendment No. 2 from Avago Finance’s Form 20-F.

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July 2, 2009

Legal Proceedings, page 90

5.	Please expand your response to prior comment 10 to tell us the portion of your business that would be affected if the third-party were to prevail in its demand that you “cease the manufacture, use or sale of the allegedly infringing products, processes or technologies.”

Response: The Company continually monitors and reconsiders its disclosure regarding pending litigation in which it is involved. Presently, the Company is not a defendant in any material litigation matter in which it believes that any reasonable likelihood that an injunction to cease the manufacture, use or sale of the allegedly infringing products, processes or technologies would be granted, or if granted, that any such injunction would be material to the Company. In fact, the substantial majority of the Company’s resources presently allocated to intellectual property litigation involve matters in which the Company is the plaintiff enforcing intellectual property rights owned by the Company against third parties.

Base Salary, page 100

6.	We note that the disclosure proposed in your response to prior comment 11 includes only general descriptions of the objectives, rather than specific disclosure that investors can use to evaluate your compensation program. Therefore, we reissue the comment.

Response: The Company has revised Amendment No. 2 (beginning on page 108) in response to the Staff’s comment to provide more specific disclosure on the factors evaluated in providing base salary adjustments for fiscal year 2008.

Note 16, Sale of Camera Module Business, page F-51

7.	We note your response to prior comment 15. Please tell us the reason that you have included the gain on sale of the Cameral Module business in other income, net rather than income (loss) from operations.

Response: The Company supplementally advises the Staff that the predecessor management concluded that classification of the gain on the sale of the Camera Module business in other income (expense), net was acceptable given the diversity in practice. The Company understands that going back to 1999, based on speeches and subsequent discussions with the Staff, the Staff would accept presentation of gains/losses on disposal groups which were considered businesses (but did not meet the discontinued operations criteria under SFAS 144) in either income/loss from operations or as part of non-operating gains/losses, as defined in Rule 5-03 of Regulation S-X. The Predecessor management believed that given the transparent disclosure in the footnotes of where the gain on the Camera Module sale was recorded, such presentation in other income (expense), net was acceptable on the face of the statement of operations. The Company has also updated the footnotes to the Selected Financial Data in Amendment No. 2 to provide transparency on the classification of the gain on sale.

July 2, 2009

Exhibits

8.	Please file complete exhibits. See comment 84 of our letter dated September 17, 2008. We note, for example, that exhibit 10.45 does not include the referenced schedules.

Response: The Company has filed complete exhibits and undertakes to file complete exhibits in any future amendments to the Registration Statement when required. With respect to Exhibit 10.45, which is the Purchase and Sale Agreement, dated as of February 17, 2006, by and among Avago Technologies Limited, Avago Technologies Imaging Holding (Labuan) Corporation, other Sellers, Marvell Technology Group Ltd. and Marvell International Technology Ltd. (the “Marvell Agreement”), the Company has not filed the schedules to the Marvell Agreement pursuant to Item 601(b)(2) of Regulation S-K. The Company confirms to the Staff that the omitted schedules do not contain information which is material to an investment decision and the information is not otherwise disclosed in the Marvell Agreement. The Company has disclosed in the Exhibit Index of Amendment No. 2 that it will undertake to furnish to the Staff any omitted schedules to the Marvell Agreement or any other agreement filed with the Registration Statement upon the Staff’s request.

Staff Letter dated September 17, 2008:

18.	Please revise to disclose the specific assumptions and methodologies used by your Board of Directors to estimate the fair value of your ordinary shares for purposes of determining share-based compensation expense. In addition, disclose your assumption for the likelihood of a liquidity event, such as an initial public offering, and indicate how this was determined. Disclose the estimated fair value of your ordinary shares at the date of each option issuance in the year preceding the contemplated offering. In addition, tell us when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of pricing discussions.

Response: [ **** ].

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July 2, 2009

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/S/ ANTHONY J. RICHMOND
Anthony J. Richmond
of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited William H. Hinman, Jr., Simpson Thacher & Bartlett LLP